OMB APPROVAL
OMB Number: 3235-0145
Expires: January 31, 2007
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. _____)*

INTERMOUNTAIN COMMUNITY BANCORP
(Name of Issuer)
COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)
45881M100
(CUSIP Number)
December 31, 2006*
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45881M100	Page	2	of	8

1	NAMES OF REPORTING PERSONS: JAMES FENTON CO., INC.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	IDAHO

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		388,542

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		388,542

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	388,542

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.23%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	45881M100	Page	3	of	8

1	NAMES OF REPORTING PERSONS: SUSAN KUBIAK

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	UNITED STATES

	5	SOLE VOTING POWER:

NUMBER OF		15,932

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		388,542

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		15,932

WITH:	8	SHARED DISPOSITIVE POWER:

		388,542

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	404,474

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.45%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	I

CUSIP No.	45881M100	Page	4	of	8

1	NAMES OF REPORTING PERSONS: Julie Meyer

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	UNITED STATES

	5	SOLE VOTING POWER:

NUMBER OF		16,922

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		388,542

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		16,922

WITH:	8	SHARED DISPOSITIVE POWER:

		388,542

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3405,464

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.46%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	I

Item 1(a):	NAME OF ISSUER

INTERMOUNTAIN COMMUNITY BANCORP

Item 1(b):	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

231 N. Third Avenue, Sandpoint, Idaho 83864

Item 2(a):	NAME OF PERSON FILING

James Fenton Co., Inc. Susan Kubiak Julie Meyer

Item 2(b):	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

Item 2(c):	CITIZENSHIP

UNITED STATES

Item 2(d):	TITLE OF CLASS OF SECURITIES

COMMON STOCK, NO PAR VALUE

Item 2(e):	CUSIP NUMBER

Item 3:	If this statement is not filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b).

(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4:	OWNERSHIP

Common Stock: Items 5-9 and 11 of each cover sheet are incorporated by reference.

Item 5:	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following o.

Item 6:	OWNERSHIP OF NOT MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

NOT APPLICABLE

Item 7:	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

NOT APPLICABLE

Item 8:	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

SEE EXHIBIT A

Item 9:	NOTICE OF DISSOLUTION OF GROUP

Notice dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

NOT APPLICABLE

Item 10:	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2007

Date

JAMES FENTON CO., INC.

/s/ Julie Meyer,

Julie Meyer, President

/s/ Julie Meyer

Julie Meyer

/s/ Susan Kubiak

Susan Kubiak

EXHIBIT A
List of Members of the Group
Pursuant to § 240.13d-1(c)
James Fenton Co., Inc.
Julie Meyer
Susan Kubiak